FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated April 8, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: April 8, 2005

MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present Celgosivir Data for the Treatment of Hepatitis C

at the 18th International Conference on Antiviral Research

Vancouver, BC, Canada & San Diego, CA, USA – April 8, 2005 -- MIGENIX Inc., (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will present three posters on the Company’s Phase II alpha-glucosidase I inhibitor, celgosivir (MX-3253), in development for the treatment of chronic Hepatitis C Virus (“HCV”) infections.

The posters will be presented at the 18th International Conference on Antiviral Research (ICAR) in Barcelona, Spain on April 11, 2005, and highlight the in vitro antiviral activity of MX-3253, its activity in combination with ribavirin or interferon-alpha, and its pharmacokinetics.

Jake Clement, Ph.D., Chief Scientific Officer of MIGENIX stated, “The data presented at this meeting will provide further pre-clinical scientific information from our lead clinical HCV program. The in vitro efficacy of MX-3253, its effect on post-exposure viral regrowth, and its synergism in combination with ribavirin or interferon-alpha help support our MX-3253 development plans.”

In summary, the poster presentations indicate that celgosivir was shown to have potent in vitro efficacy against the HCV surrogate virus BVDV. In addition, a post antiviral effect, or slower regrowth rate of virus after removal of the compound, was also characteristic of celgosivir activity.  In a second presentation, celgosivir, when combined with interferon, produced a greater synergy than the synergy of ribavirin plus interferon.  The third poster evaluates the pharmacokinetics of celgosivir.  The posters can be downloaded from the MIGENIX website at: http://www.migenix.com/tech_pub.html.

About MX-3253

MX-3253, also known as celgosivir, is an alpha-glucosidase I inhibitor and is currently the only oral drug in development that acts through host-directed glycosylation.  In preclinical studies, celgosivir shows strong synergy with interferon-alpha plus ribavirin (current “gold standard”) and has the potential to be included as part of the combination approach to improve the efficacy of the current gold standard.  MIGENIX initiated a Phase IIa monotherapy study in HCV patients in October 2004 and is preparing to initiate a Phase IIb combination therapy study mid-year 2005 with MX-3253 and the current gold standard.

About MIGENIX Inc.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic Hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I/II) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jill DeMesa MIGENIX Inc. Tel: (604) 221-9666 Extension 224 jilld@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to:  initiating a Phase IIb combination therapy study mid-year calendar 2005 with MX-3253. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainty of future funding; uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; future capital needs; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Preliminary Prospectus, Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.